Giovanni Caruso
Partner

345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

Via Edgar

January 13, 2020

Ronald Alper U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	LifeSci Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted December 12, 2019

CIK No. 0001796129

Dear Mr. Alper:

On behalf of our client, LifeSci Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated January 3, 2020 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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Ronald Alper January 13, 2020 Page 2

Draft Registration Statement Submitted on December 12, 2019

Financial Statements

Note 6 – Commitments

Underwriting Agreement, page F-12

1.	We note that the underwriters will be entitled to a cash underwriting discount of $0.55 per unit upon closing of the offering. Based upon disclosure elsewhere in the filing, it appears that the $0.55 per unit discount is inclusive of, not in addition to, the deferred fee of $0.35 per unit to be paid upon completion of a business combination. Please advise and clarify your disclosure as necessary.

Response: The disclosure on page F-12 of the Amended S-1 has been revised to reflect a cash underwriting discount of $0.20 per Unit (not $0.55 per Unit, as was previously written in error).

Undertakings, Page II-5

2.	Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

Response: The Undertakings section on page II-5 of the Amended S-1 has been revised to include the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K, in accordance with the Staff’s comments.

Exhibits

3.	We note your disclosure on page F-12 that you intend to enter into an administrative support agreement with an affiliate of your sponsor. Please include the administrative support agreement in your exhibit index. See Item 601(b)(10) of Regulation S-K.

Response: The exhibit index of the Amended S-1 has been revised to include the administrative support agreement, in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Ronald Alper January 13, 2020 Page 3

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner